HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                  May 29, 2012

Sondra Snyder
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Art Dimensions, Inc.
            Report on Form 10-K for the year ended December 31, 2010 File No. 000-53853

     This office represents Art Dimensions, Inc. (the "Company"). Amendment No. 1 to the Company's report on Form 10-K for the year ended December 31, 2010 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated October 26, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the report where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------

1. Comment complied with.                                           F-22, F-23

   Please note that Item 601(b)(31) of Regulation S-K does not provide for the use of singular form for Exchange Act Rule 13a-14 certifications even if the registrant's principal executive and financial officers are the same person.

2. Comment complied with.                                                 F-23

3. Comment complied with.                                                   32

4. Comment complied with.                                                   32

5. Comment complied with.                                       Exs. 31.1-31.2

6. Comment noted.                                                          N/A

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart

                                           William T. Hart